FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
THIRD INTERIM DIVIDEND FOR 2013
ON ORDINARY SHARES

The Directors of HSBC Holdings plc have declared a third interim dividend of US$0.10 per ordinary share in respect of the year ending 31 December 2013 in accordance with their intention, as set out in the 2012 Annual Report and Accounts, to pay quarterly dividends on the ordinary shares in a pattern of three equal dividends with a variable fourth interim dividend. The ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 23 October 2013. The American Depositary Shares will be quoted ex-dividend in New York on 23 October 2013. The dividend will be payable on 11 December 2013 to holders of record on 24 October 2013 on the Hong Kong Overseas Branch Register and 25 October 2013 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

The third interim dividend will be payable on 11 December 2013 in cash in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 2 December 2013, or as a scrip dividend. Particulars of these arrangements will be mailed to holders of ordinary shares on or about 5 November 2013 and elections will be required to be made by 27 November 2013.

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Overseas Branch Registrar should do so before 4.00pm on 24 October 2013 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on 25 October 2013 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Bermuda Overseas Branch Registrar should do so before 4.00pm on 25 October 2013 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on 25 October 2013. Accordingly any person who wishes to remove shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Overseas Branch Registrar by 4.00pm on 23 October 2013. Any person who wishes to remove shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Overseas Branch Registrar by 4.00pm on 24 October 2013.

Payment on Ordinary Shares held through Euroclear France

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 11 December 2013 to the holders of record on 25 October 2013. The dividend will be payable by Euroclear France in cash, in euros, at the forward exchange rate quoted by HSBC France at or about 12 noon on 2 December 2013, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 16 October and 30 October 2013.

Payment on American Depositary Shares

The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 11 December 2013 to holders of record on 25 October 2013. The dividend of US$0.50 per American Depositary Share will be payable by the depositary in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 5 November 2013 and elections will be required to be made by 21 November 2013. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary.

In order to be eligible to receive the dividend, American Depositary Shares must be registered on the books of the depositary by close of business on 25 October 2013.

By order of the Board
Ben J S Mathews
Group Company Secretary

The Directors of HSBC Holdings plc are D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, Sir Jonathan Evans†, J Faber†, R A Fairhead†, R Fassbind†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay and Sir Simon Robertson†.

† Independent non-executive Director

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,645bn at 30 June 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 07 October 2013